UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

May 15, 2017

To whom it may concern:

Company Name: Mizuho Financial Group, Inc. Representative: Yasuhiro Sato, President & CEO Head Office: 1-5-5 Otemachi, Chiyoda-ku, Tokyo Security Code: 8411 (Tokyo Stock Exchange 1st Section)

Partial Amendment to the Articles of Incorporation

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it has determined, at the meeting of the Board of Directors held on the date hereof, to propose “Partial Amendment to the Articles of Incorporation” at the fifteenth (15th) ordinary general meeting of shareholders.

Description

1.	Partial Amendment to the Articles of Incorporation

As a result of the acquisition of all of the shares of the Eleventh Series Class XI Preferred Stock on July 1, 2016 in respect of which an acquisition request had not been made by June 30, 2016, the last day of the period for acquisition request, and the cancellation of all of the Eleventh Series Class XI Preferred Stock held by the Company on July 13, 2016, the total number of authorized shares and the total number of authorized shares of Class XI Preferred Stock will be reduced, and other necessary amendments will be made.

2.	Terms of the Amendments

The specific terms of the amendments are set out in the attachment.

3.	Schedule

Date of the ordinary general meeting of shareholders for the partial amendment to the Articles of Incorporation: June 23, 2017 (Scheduled)

[End of Document]

Contact:	Mizuho Financial Group, Inc. Corporate Communications Department Public Relations Office Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Partial Amendment to the Articles of Incorporation” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Attachment

Terms of the Amendments

(Changes are indicated by underline.)

Current Articles of Incorporation	Proposed Amendments

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,214,752,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 51,300,000,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock: 48,000,000,000 shares	Common stock: 48,000,000,000 shares
Class XI preferred stock: 914,752,000 shares
First Series of Class XIV preferred stock: 900,000,000 shares	First Series of Class XIV preferred stock: 900,000,000 shares
Second Series of Class XIV preferred stock: 900,000,000 shares	Second Series of Class XIV preferred stock: 900,000,000 shares
Third Series of Class XIV preferred stock: 900,000,000 shares	Third Series of Class XIV preferred stock: 900,000,000 shares
Fourth Series of Class XIV preferred stock: 900,000,000 shares	Fourth Series of Class XIV preferred stock: 900,000,000 shares
First Series of Class XV preferred stock: 900,000,000 shares	First Series of Class XV preferred stock: 900,000,000 shares
Second Series of Class XV preferred stock: 900,000,000 shares	Second Series of Class XV preferred stock: 900,000,000 shares
Third Series of Class XV preferred stock: 900,000,000 shares	Third Series of Class XV preferred stock: 900,000,000 shares
Fourth Series of Class XV preferred stock: 900,000,000 shares	Fourth Series of Class XV preferred stock: 900,000,000 shares
First Series of Class XVI preferred stock: 1,500,000,000 shares	First Series of Class XVI preferred stock: 1,500,000,000 shares
Second Series of Class XVI preferred stock: 1,500,000,000 shares	Second Series of Class XVI preferred stock: 1,500,000,000 shares
Third Series of Class XVI preferred stock: 1,500,000,000 shares	Third Series of Class XVI preferred stock: 1,500,000,000 shares
Fourth Series of Class XVI preferred stock: 1,500,000,000 shares	Fourth Series of Class XVI preferred stock: 1,500,000,000 shares

Current Articles of Incorporation	Proposed Amendments

Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

Current Articles of Incorporation	Proposed Amendments

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.)	2. (No change.)
3. (Omitted.)	3. (No change.)

Article 15. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through the Fourth Series of Class XVI preferred stock:

Article 15. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

First Series of Class XIV through the Fourth Series of Class XVI preferred stock :

1,000 yen per share	1,000 yen per share
2. (Omitted.)	2. (No change.)

Article 19. (Request for Acquisition of Preferred Stock)

1. Any holder of Class XI preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors.

Article 19. (Request for Acquisition of Preferred Stock) (Deleted)

Current Articles of Incorporation	Proposed Amendments
2. Any holder of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter, together with the period provided for in the preceding paragraph, referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors.	Any holder of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors.

Article 20. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Article 20. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company; provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Current Articles of Incorporation	Proposed Amendments

2. In respect of Class XI preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. In respect of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.

2. In respect of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.
3. (Omitted.)	3. (No change.)
4. (Omitted.)	4. (No change.)
5. (Omitted.)	5. (No change.)

[End]